                                   FORM 11-K
                                 ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(MARK ONE:)
  [X]       ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
            SECURITIES AND EXCHANGE ACT OF 1934
            FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
  [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
            SECURITIES AND EXCHANGE ACT OF 1934
            FOR THE TRANSITION PERIOD FROM           TO

COMMISSION FILE NUMBER: 0-24268

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                           Palm Harbor Homes, Inc.
                           Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                                   Palm Harbor Homes, Inc.
                                   15303 N. Dallas Pkwy. Suite 800
                                   Addison, TX 75001-4600

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE AND EXHIBIT
Palm Harbor Homes, Inc. Employee Savings Plan
Years ended December 31, 2000 and 1999

                             Palm Harbor Homes, Inc.
                              Employee Savings Plan

                            Financial Statements and
                        Supplemental Schedule and Exhibit


                     Years ended December 31, 2000 and 1999

                                    CONTENTS

Report of Ernst & Young LLP, Independent Auditors....................................................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits......................................................    2
Statements of Changes in Net Assets Available for Benefits...........................................    3
Notes to Financial Statements........................................................................    4

Supplemental Schedule and Exhibit

Schedule H; Line 4i - Schedule of Assets (Held At End of Year).......................................   10
Consent of Ernst & Young LLP, Independent Auditors...................................................   13

                Report of Ernst & Young LLP, Independent Auditors

Plan Administrator
Palm Harbor Homes, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Palm Harbor Homes, Inc. Employee Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dallas, Texas
May 11, 2001

                                                    /s/ ERNST & YOUNG LLP

                  Palm Harbor Homes, Inc. Employee Savings Plan

                 Statements of Net Assets Available for Benefits

                                                DECEMBER 31,
                                           2000              1999
                                        -----------       -----------

ASSETS
Investments                             $45,719,060       $45,549,543

Receivables:
   Employee contributions                   361,513           400,229
   Employer contributions                   128,322           128,436
   Interest income                              234               496
                                        -----------       -----------
Total receivables                           490,069           529,161
                                        -----------       -----------
Total assets                             46,209,129        46,078,704

LIABILITIES
Contributions refundable                    464,306           209,743
                                        -----------       -----------
Net assets available for benefits       $45,744,823       $45,868,961
                                        ===========       ===========

See accompanying notes.

                  Palm Harbor Homes, Inc. Employee Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                          YEAR ENDED DECEMBER 31,
                                                                          2000                1999
                                                                      ------------        ------------

ADDITIONS
Investment income (loss):
   Net appreciation (depreciation) in fair value of investments       $ (5,201,595)       $  1,611,171
   Interest and dividends                                                3,475,205           3,807,964
                                                                      ------------        ------------
                                                                        (1,726,390)          5,419,135

 Contributions:
   Employee                                                              6,009,934           6,680,174
   Employer                                                              1,817,336           2,024,514
   Rollover                                                                274,672             186,249
                                                                      ------------        ------------
                                                                         8,101,942           8,890,937
                                                                      ------------        ------------
                                                                         6,375,552          14,310,072
DEDUCTIONS
Benefit payments                                                         6,456,142           3,389,305
Administrative expenses                                                     43,548              42,705
                                                                      ------------        ------------
                                                                         6,499,690           3,432,010
                                                                      ------------        ------------

Net increase (decrease)                                                   (124,138)         10,878,062

Net assets available for benefits at beginning of year                  45,868,961          34,990,899
                                                                      ------------        ------------
Net assets available for benefits at end of year                      $ 45,744,823        $ 45,868,961
                                                                      ============        ============

See accompanying notes.

                  Palm Harbor Homes, Inc. Employee Savings Plan

                          Notes to Financial Statements

                           December 31, 2000 and 1999

1.   DESCRIPTION OF PLAN

The following description of the Palm Harbor Homes, Inc. Employee Savings Plan
(Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of Palm Harbor Homes, Inc. (the Company) and a certain subsidiary, AAA Factory Model Center, Inc. (AAA), who have at least three consecutive months of service. Effective February 7, 2000, AAA and the Company merged which resulted in the Plan becoming a single employer plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company contributes on a Plan-year basis 50% of the first 6% of compensation that a participant contributes to the Plan. Participants are eligible for allocation of the employer contributions beginning on the enrollment date coinciding or following the date on which they have completed one year of eligible service.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the Company's matching contributions and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeited balances of terminated participants' nonvested accounts are used to reduce Plan expenses and/or future Company contributions. At December 31, 2000 and 1999, $12,452 and $10,592, respectively, were available to be used for future Plan expenses or Company contributions. During 2000 and 1999, forfeitures of $476,599 and $524,244, respectively, were used to supplement the Company contributions.

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments in any of ten investment options.

Participants may change their investment options daily.

                  Palm Harbor Homes, Inc. Employee Savings Plan

1.   DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants vest in Company contributions as follows: two years - 20%, three years - 40%, four years - 60%, and five years - 100%.

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000 (adjusted for loan payments during the previous year). A participant may have only one loan outstanding at any time. Loan terms range from up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the prime rate plus 1% as determined by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

BENEFIT PAYMENTS

On termination of service, death, disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account or elect to receive annual installments over a certain period which does not extend beyond the life expectancy of the participant or his beneficiary. Upon the death of a participant who is a current employee, the account is automatically 100% vested. If a participant's account is $5,000 or less, the balance of such account will be distributed in a lump-sum amount upon retirement, disability, death, or termination of employment.

ADMINISTRATION

The Plan is administered by the Company. Fidelity Management Trust Company (Fidelity) serves as trustee, and Fidelity Institutional Retirement Services Company serves as recordkeeper.

Costs and expenses of administering the Plan are paid by the Company, unless paid by the Plan.

                 Palm Harbor Homes, Inc. Employee Savings Plan

1.   DESCRIPTION OF PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants are 100% vested in their account balances. The asset of the Plan would then be distributed to participants in proportion to their vested interests.

2.   SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

VALUATION OF INVESTMENTS

Investments in registered investment companies held by Fidelity are valued based on published market prices which represent the net asset values of the shares held by the Plan at year-end. Investments in the unitized stock fund are determined by the combined value of the underlying common stock and short-term cash position. The market value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange times the number of shares held in the fund. Participant loans and the short-term cash portion of the unitized stock fund are recorded at cost which approximates fair value.

Purchases and sales of investments made by Fidelity are recorded on a trade-date basis.

                 Palm Harbor Homes, Inc. Employee Savings Plan

3.   INVESTMENTS

During 2000 and 1999, the Plan's investments (including investments purchased and sold as well as held during the year) appreciated/(depreciated) in fair value as determined by published market prices as follows:

                                                                      YEAR ENDED DECEMBER 31,
                                                                      2000               1999
                                                                   -----------        -----------

Common stock                                                       $  (200,576)       $  (622,863)
Shares of registered investment companies                           (5,001,019)         2,234,034
                                                                   -----------        -----------
Net appreciation (depreciation) in fair value of investments       $(5,201,595)       $ 1,611,171
                                                                   ===========        ===========

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                           DECEMBER 31,
                                                                                               2000
                                                                                         ----------------

Fidelity Magellan Fund                                                                   $     10,610,496
Fidelity Contrafund                                                                            10,094,328
Fidelity Growth and Income Fund                                                                 8,985,611
Fidelity Asset Manager Fund                                                                     3,632,813
Fidelity Retirement Government Money Market Fund                                                5,677,069
Participant loans                                                                               2,333,143

                                                                                           DECEMBER 31,
                                                                                               1999
                                                                                         ----------------

Fidelity Magellan Fund                                                                   $     11,636,801
Fidelity Contrafund                                                                            10,940,449
Fidelity Growth and Income Fund                                                                 9,271,823
Fidelity Asset Manager Fund                                                                     3,350,421
Fidelity Retirement Government Money Market Fund                                                4,747,269
Participant loans                                                                               2,208,900

                 Palm Harbor Homes, Inc. Employee Savings Plan

4.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 11, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5.   CONTRIBUTIONS REFUNDABLE

Contributions refundable represents excess contributions refundable to certain participants in order to comply with certain nondiscrimination requirements.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                      DECEMBER 31
                                                                                 2000              1999
                                                                             ------------      ------------

Net assets available for benefits per the financial statements               $ 45,744,823      $ 45,868,961
Benefits payable at end of year                                                   (28,302)           (3,750)
                                                                             ------------      ------------
Net assets available for benefits per the Form 5500                          $ 45,716,521      $ 45,865,211
                                                                             ============      ============

                 Palm Harbor Homes, Inc. Employee Savings Plan

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500 (CONTINUED)

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

                                                                                 YEAR ENDED
                                                                              DECEMBER 31, 2000
                                                                              -----------------

        Benefit payments to participants per the financial
          statements                                                             $ 6,456,142
        Add: benefits payable at end of year                                          28,302
        Less: benefits payable at beginning of year                                   (3,750)
                                                                                 -----------
        Benefit payments to participants per the Form 5500                       $ 6,480,694
                                                                                 ===========

Benefits payable are recorded on the Form 5500 for lump sum payments to participants who requested payment prior to December 31 but had not been paid as of that date.

7.   SUBSEQUENT EVENT

Effective April 1, 2001, the Plan Agreement was amended to allow for two additional investment options and allow employees immediate eligibility on the first day of employment. Additionally, each employee shall be eligible to participate in the allocation of the Company contribution beginning on the enrollment date following the date on which they have completed one year of eligibility service.

                  Palm Harbor Homes, Inc. Employee Savings Plan

         Schedule H; Line 4i - Schedule of Assets (Held At End of Year)

                                 EIN: 59-1036634
                                   Plan #: 333

                                December 31, 2000

                                                                   (c)
                          (b)                      DESCRIPTION OF INVESTMENT INCLUDING
        IDENTITY OF ISSUE, BORROWER, LESSOR, OR     MATURITY DATE, RATE OF INTEREST,                         (e)
  (a)                SIMILAR PARTY                  COLLATERAL, PAR OR MATURITY VALUE        (d)        CURRENT VALUE
--------------------------------------------------------------------------------------------------------------------------

   *    Fidelity Management Trust Company        Magellan Fund; 88,940 shares                **        $ 10,610,496

                                                 ContraFund; 205,294 shares                  **          10,094,328

                                                 Growth and Income Fund; 213,435 shares
                                                                                             **           8,985,611

                                                 Retirement Government Money Market          **
                                                    Fund; 5,677,069 shares                                5,677,069

                                                 Asset Manager Fund; 215,982 shares          **           3,632,813

                                                 Palm Harbor Common Stock; 109,857
                                                    shares                                   **           1,730,248

                                                 Diversified International Fund; 52,420
                                                    shares                                   **           1,150,101

                                                 Value Fund; 15,026 shares                   **             696,438

                                                 Puritan Fund; 26,409 shares                 **             497,278

                                                 GNMA; 25,971 shares                         **             278,670

                                                 Institutional Cash Portfolio; 32,865
                                                    shares                                   **              32,865

   *    Participants Loans                       Interest rates range from 9.25%-10.50%
                                                                                              -           2,333,143
                                                                                                       ------------
                                                                                                       $ 45,719,060
                                                                                                       ============

*    Indicates party-in-interest to the Plan

** Investments are participant-directed thus cost information is not applicable.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Palm Harbor Homes, Inc. Employee Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  PALM HARBOR HOMES, INC. EMPLOYEE SAVINGS PLAN
                                                  Name of Plan

June 28, 2001
                                  By  /s/ KELLY TACKE
                                     ------------------------------------------
                                                    Kelly Tacke
                                       Vice President - Finance
                                       Chief Financial Officer and Secretary

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------

  23            Consent of Ernst & Young LLP, Independent Auditors